Exhibit 99.1

PINTEC Announces Management Change

BEIJING, February 04, 2020 (GLOBE NEWSWIRE) — Pintec Technology Holdings Limited (Nasdaq: PT) (“PINTEC” or the “Company”), a leading independent technology platform enabling financial services in China, today appointed Ms. Hefei Xu to head its risk management department. In this role, Ms. Xu will lead the Company’s risk management program for PINTEC’s business lines. Ms. Xu will replace Mr. Hai Tong in this role. Mr. Tong has resigned from his position as Chief Risk Officer but will continue providing support to the Company during the transition period.

Ms. Hefei Xu has extensive experience in risk management practices, including such related areas as personal credit loans, SME loans, installment loans, and other cash loan products. Ms. Xu specializes in the development of risk management strategies and models, as well as the optimization of risk management procedures. Prior to joining PINTEC’s risk management department in 2015, Ms. Xu developed extensive expertise in the modeling and analysis of personal and SME loans as a business analytics manager for GE Capital International Services, the financial services division of General Electric Company. Ms. Xu holds a Master of Science degree in Mathematics and Finance from Rutgers University.

Mr. Jun Dong, acting Chief Executive Officer of PINTEC, commented, “We are excited to announce Hefei’s promotion to head our risk management department. Given her extensive financial experience, proven leadership capabilities, and thorough knowledge of best practices in risk management and compliance, we are confident in her ability to excel in the role. We would also like to express our gratitude towards Hai for his contributions to the team in the past. Meanwhile, with Hefei at the helm of our risk management efforts, we will further strengthen our operational structure and bolster our risk management capabilities going forward. We are confident that the exceptional talent of our risk management division will continue to serve as a key competitive advantage, enabling us to expand our business and better serve the growing needs of our financial and business partners.”

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Among other things, the quotations from management in this announcement, as well as PINTEC’s strategic and operational plans, contain forward-looking statements. PINTEC may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve inherent risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, the Company’s limited operating history, regulatory uncertainties relating to online consumer finance in China, the Company’s reliance on Jimu Group for a significant portion of its funding and the need to further diversify its financial partners, the Company’s reliance on a limited number of business partners, the impact of current or future PRC laws or regulations on wealth management financial products, publicity regarding the consumer finance industry and the evolving regulatory environment governing this industry in China, and the Company’s ability to meet the standards necessary to maintain the listing of its ADSs on the Nasdaq Global Market, including its ability to cure any non-compliance with Nasdaq’s continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About PINTEC

PINTEC is a leading independent technology platform enabling financial services in China. By connecting business and financial partners on its open platform, PINTEC enables them to provide financial services to end users efficiently and effectively. The Company offers its partners a full suite of customized solutions, ranging from point-of-sale financing, personal installment loans and business installment loans, to wealth management and insurance products. Leveraging its scalable and reliable technology infrastructure, PINTEC serves a wide range of industry verticals covering online travel, e-commerce, telecommunications, online education, SaaS platforms, financial technology, internet search, and online classifieds and listings, as well as various types of financial partners including banks, brokers, insurance companies, investment funds and trusts, consumer finance companies, peer-to-peer platforms and other similar institutions. For more information, please visit ir.pintec.com.

Investor Relations Contact

Joyce Tang

Pintec Technology Holdings Ltd.

Phone: +1-646-308-1622

E-mail: ir@pintec.com

Jack Wang

ICR Inc.

Phone: +1-646-308-1622

E-mail: pintec@icrinc.com